Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of each subsidiary of FX Real Estate and Entertainment Inc., its jurisdiction of organization, and the percentage ownership held by FX Real Estate and Entertainment Inc.

COMPANIES ORGANIZED IN THE UNITED STATES:

FX Luxury, LLC (formerly known as FX Luxury Realty, LLC)	Delaware	100%	*
RH1, LLC	Nevada	100%
Flag Luxury Riv, LLC	Delaware	100%
FX Luxury Las Vegas I, LLC(formerly known as Metroflag BP, LLC), successor by merger to FX Luxury Las Vegas Parent, LLC (formerly known as BP Parent, LLC) and FX Luxury Las Vegas II, LLC (formerly known as Metroflag Cable, LLC)	Nevada	100%
FXL, Inc.	Delaware	100%

*	Common membership interests